HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061

                               September 16, 2009

Shannon Buskirk
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Energas Resources, Inc.
            Form 8-K filed July 20, 2009

     This office represents Energas Resources, Inc. (the "Company"). In response to the comment letter received from the Staff by letter dated July 22, 2009 please be advised as follows:

     Item 304(a)(1)(ii) of Regulation S-K requires the Company to disclose whether the Company's former independent accountant filed a report that was qualified for either of the past two fiscal years.

     The Company's 8-K report filed on July 20, 2009 indicates that its former independent accountant, Eide Bailly, qualified its report with respect to the Company's fiscal year ended January 31, 2009. However, this was the only report issued by Eide Bailly since Eide Bailly was hired by the Company on September 9, 2008.

     Item 304(a)(1)(iv) of Regulation S-K requires the Company to disclose whether during the CEL-SCI's two most recent fiscal years and any subsequent interim period preceding the resignation, there were any disagreements with the former accountant on any matter of accounting principles or practices.

     The Company's 8-K report filed on July 20, 2009 indicates that there were no disagreements between the Company and Eide Bailly during the entire time Eide Bailly was employed by the Company.

                                          Very Truly Yours,

                                          HART & TRINEN, L.L.P.


                                          William T. Hart

WTH:tg